PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

04045654

13th October 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

SUPPL

Dear Sirs

Premier Oil plc (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 13th October 2004:

"Premier Drills Successful Well in Indonesia"

Yours faithfully

Stephen Huddle
Company Secretary

PROCESSED
OCT 22 2004
THOMSON FINANCIAL

SEC MAIL PROCESSING RECEIVED
OCT 19 2004
WASH, D.C. 202 SECTION

Enc.

dw 10/21

PREMIER OIL PLC
("Premier")

Premier Drills Successful Well in Indonesia

Premier is pleased to announce the successful appraisal of the Gajah Baru field located in West Natuna block A in the West Natuna Sea, Indonesia.

The Gajah Baru-2 well is an appraisal of the Gajah Baru-1 discovery well, which was drilled by Premier in 2000 and which successfully proved gas in stacked reservoirs in the Arang formation.

The results of this new well have exceeded pre-drill expectations and Premier estimates that recoverable reserves for the Gajah Baru field have increased to approximately 325 billion cubic feet, equivalent to 54 million barrels of oil (mmboe).

Gajah Baru-2 was spudded on 18th September and was drilled to a target depth of 9,010 ft. The well encountered gas bearing Miocene reservoirs (Arang formation) and, in deeper horizons, gas in Oligocene sands (Gabus formation). The top section of the well was drilled to a depth of 2,214 ft with 13 3/8" casing using a 'casing-while-drilling' technique, establishing a new world record for this method.

The Gajah Baru field is located 25 km from the existing Anoa field which is also in the Premier operated West Natuna block A. Gas from West Natuna is sold to Singapore under a 27 year gas sales contract in conjunction with other production sharing contracts through the West Natuna Transportation System gas pipeline. When signed in 1999, contract deliveries were expected to be 325 million cubic feet of gas per day (mmscfd) of gas (block A share 120 mmscfd), and current volumes exceed these levels.

Premier is the operator of West Natuna block A with a 28.67% interest, and the other partners in the block are Kufpec (33.33%), Amerada Hess (23%) and Petronas (15%).

Charles Jamieson, Chief Executive of Premier, said:

"This well has proved a larger recoverable gas volume on the block which gives us opportunities to optimise the future development of the West Natuna project and reduce costs, as well as increasing confidence of meeting additional gas demand in Singapore."

13 October 2004

ENQUIRIES:

Premier Oil plc **Tel: 020 7730 1111**
John van der Welle
Mark Akers

College Hill **Tel: 020 7457 2020**
Tony Friend
Ben Brewerton